FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from July 1, 2016 to July 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 12, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from July 1, 2016 to July 31, 2016 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on August 12, 2016]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of July 31, 2016

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (July 28, 2016) (Period of repurchase: from August 15, 2016 to January 27, 2017 (excluding the period between October 28, 2016 to November 11, 2016))		100,000,000	45,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	0	0
Total	—	0	0
Aggregate shares repurchased as of the end of this reporting month	0		0
Progress of share repurchase (%)	0.0		0.0

2.	Status of disposition

as of July 31, 2016

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) July 20	91	35,226
Subtotal	—	91	35,226
Other (exercise of stock acquisition rights)	(Date) July 1 July 4 July 5 July 6 July 7 July 8 July 11 July 12 July 13 July 14 July 15 July 19 July 20 July 21 July 22 July 27 July 29	197,500 82,300 63,100 60,700 42,900 4,800 30,700 50,800 189,000 110,600 102,300 157,600 106,300 46,000 6,700 12,300 7,300	197,500 379,300 63,100 60,700 42,900 4,800 30,700 50,800 189,000 110,600 102,300 157,600 403,300 46,000 6,700 12,300 7,300

Subtotal	—	1,270,900	1,864,900

Total	—	1,270,991	1,900,126

3. Status of shares held in treasury			as of July 31, 2016
As of the end of the reporting month			Number of Shares
Total number of issued shares			3,822,562,601
Number of shares held in treasury			232,783,347